SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

STATIONDIGITAL CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

85769Y107

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 85769Y107

1.	NAME OF REPORTING PERSON MICHAEL JOHN MARSHALL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 12,752,025
	6.	SHARED VOTING POWER: -0-
	7.	SOLE DISPOSITIVE POWER: 12,752,025
	8.	SHARED DISPOSITIVE POWER: -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,752,025
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.27%
12.	TYPE OF REPORTING PERSON IN

Item 1(a)	Name of Issuer: StationDigital Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices: Highlands Plaza Two, 5700 Oakland Ave, #200, St. Louis, Missouri 63110

Item 2(a)	Name of Person Filing: Michael John Marshall

Item 2(b)	Address: Swaffham Prior House, Nr. Cambridge, CB25 0LE, United Kingdom

Item 2(c)	Citizenship: UK

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 85769Y107

Item 3	Statement filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

Item 4(a);	Amount Beneficially Owned; Percent of Class: The reporting person beneficially
Item 4(b)	owns 12,752,025 shares of the issuer’s common stock, which represents 15.27% of 83,511,827 shares outstanding as of November 25, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q filed on November 26, 2014.

Item 4(c)	For information regarding the number of shares as to which the reporting person has voting and dispositive power as of the date hereof, see Items 5 through 8 of page 2, which are incorporated herein by this reference.

Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable

Item 10	Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2015	/s/ Michael John Marshall
Michael John Marshall